FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Disclosure on Form 8.1 for September 13, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

2	Disclosure on Form 8.1 for September 14, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

3	Material Fact dated September 15, 2004, regarding the buy back program announced on July 26, 2004.

4	Material Fact dated September 15, 2004, regarding European Commission Clearance Received for Recommended Acquisition of Abbey.

5	Other Communication dated September 15, 2004, regarding Recommended Acquisition (the “Acquisition”) of Abbey National plc (“Abbey”).

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Item 1 FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure September 14, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
September 13, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
	151,000	8.23
	144,000	8.24
	277,000	8.25
	870,000	8.26
	230,000	8.27
	188,829	8.28
	240,971	8.29
	10,200	8.30

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander's share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2) Amount bought	Amount sold	Price per unit (Eur)
20,000		8.25
2,300		8.26
	3,000	8.23
	91,231	8.25
	5,000	8.28

17 Sept 04 Futures (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
1,560		8.26
2,773		8.27
	117,144	8.23

17 Dec 04 Futures (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
	4,333	8.24

17 Jun 05 Futures (1 contract = 100 ordinary shares)

(2) Amount bought	Amount sold	Price per unit (Eur)
58,572		8.14
58,572		8.15

DISCLOSURE UNDER RULES 8.1/8.3

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17 Dec 04 Call Warrants @ Eur 7 (ratio: 1 warrant / 1 ordinary share)
(A description of this and other options and derivatives contracts can be found below)

Amount bought	Amount sold	Price per unit (Eur)

	3,000	1.36

18 mar 05 Call Warrants @ Eur 8.00 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)

12,000		0.8
10,000		0.81
	10,000	0.81

17 sep 04 Put Option @ Eur 8.75 (ratio: 1 option / 100 ordinary shares)

Amount bought	Amount sold	Price per unit (Eur)

312		0

17 dic 06 Put Option @ Eur 7.50 (ratio: 1 option / 100 ordinary shares)

Amount bought	Amount sold	Price per unit (Eur)

	400	0.93

(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: long : 94,393,281 (1.9796%)
Long position: 94,393,281
Short position:

17 Sept 04 Futures Contracts
Net position: short 45,768
Long position: 0
Short position: 45,768

17 Dec 04 Futures Contracts
Net position: short 5,245
Long position:
Short position: 5,245

17 Jun 04 Futures Contracts
Net position: long 117,144
Long position: 117,144
Short position: 0

DISCLOSURE UNDER RULES 8.1/8.3

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Options

Option	Total Balance
17 Sep 04 Call Option @ 8.00	(1,078)
17 Sep 04 Call Option @ 8.50	(103)
17 Sep 04 Call Option @ 8.75	573
17 Sep 04 Call Option @ 9.00	(2,306)
17 Sep 04 Call Option @ 9.25	(342)
17 Sep 04 Call Option @ 9.50	(745)
17 Sep 04 Call Option @ 9.75	(100)
17 Sep 04 Call Option @ 10.00	2,400
17 Sep 04 Call Option @ 10.50	(150)
17 Sep 04 Call Option @ 11.00	(50)
17 Sep 04 Put Option @ 6.00	(25)
17 Sep 04 Put Option @ 6.25	(10)
17 Sep 04 Put Option @ 6.50	40
17 Sep 04 Put Option @ 6.75	(360)
17 Sep 04 Put Option @ 7.50	2,000
17 Sep 04 Put Option @ 8.00	950
17 Sep 04 Put Option @ 8.25	(4,075)
17 Sep 04 Put Option @ 8.50	(1,263)
17 Sep 04 Put Option @ 8.75	(333)
17 Sep 04 Put Option @ 9.00	(695)
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(5,000)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(5,512)
17 Dec 04 Put Option @ 8.25	(8)
17 Dec 04 Put Option @ 8.50	74
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	0
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30
17 Dec 05 Call Option @ 8.75	224
17 Dec 05 Put Option @ 7.75	208
17 Mar 05 Call Option @ 8.50	(224)
18 Dec 06 Put Option @ 7.50	(400)

DISCLOSURE UNDER RULES 8.1/8.3

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Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	Put	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	500,000

9	Put	17/12/2004	1.00	494,100

6	Call	17/12/2004	1.00	570,750

7	Call	17/12/2004	1.00	922,873

8.5	Call	17/12/2004	1.00	684,573

9.5	Call	17/12/2004	1.00	67,330

10	Call	17/12/2004	1.00	469,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	499,000

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	500,000

8	Call	18/03/2005	1.00	599,709

8.5	Call	18/03/2005	1.00	2,998,000

9	Call	18/03/2005	1.00	559,239

9.5	Call	18/03/2005	1.00	2,975,500

10	Call	18/03/2005	1.00	2,959,400

10.5	Call	18/03/2005	1.00	444,650

11	Call	18/03/2005	1.00	620,569

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	3,000,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,480,300

12	Call	16/12/2005	1.00	1,493,937

13	Call	16/12/2005	1.00	1,500,000

DISCLOSURE UNDER RULES 8.1/8.3

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Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry date	Opening Strike Price (Eur.)	Long/ Short	Underlying quantity	Date Opened
Banco Santander Central Hispano, S.A.	22-Sep-04	9.8781	long	21,349,000	20-May-02
Banco Santander Central Hispano, S.A.	22-Sep-04	7.7339	long	4,305,000	24-Sep-03
IBEX-35 (of which Banco Santander Central Hispano, S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)				NO

DISCLOSURE UNDER RULES 8.1/8.3

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Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore

(Also print name of signatory)
Emiliano H. Muratore

Telephone and Extension number
+(34) 912-893-270

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

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Item 2
FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure September 15, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
September 14, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)	Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2)	Amount bought	Amount sold	Price per unit (Eur)
100,000		8.22
215,000		8.23
210,000		8.24
494,700		8.25
	631,300	8.23
	254,400	8.24
	124,000	8.25
	10,000	8.26

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2)	Amount bought	Amount sold	Price per unit (Eur)
10,012		8.23
4,000		8.25
31,200		8.75
	3,582	8.19
	12	8.22
	33,122	8.23
	13,122	8.25

17 Sept 04 Futures (1 contract = 100 ordinary shares)

(2)	Amount bought	Amount sold	Price per unit (Eur)
5,567		8.22

	5,567	8.22
	500	8.23
	50	8.23

17 Dec 04 Futures (1 contract = 100 ordinary shares)

(2)	Amount bought	Amount sold	Price per unit (Eur)
5,567		8.18
500		8.19
50		8.19
	5,567	8.18

DISCLOSURE UNDER RULES 8.1/8.3

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17 Dec 04 Call Warrants @ Eur 7 (ratio: 1 warrant / 1 ordinary share)

(A description of this and other options and derivatives contracts can be found below)

Amount bought	Amount sold	Price per unit (Eur)
1,000	1.33

18 mar 05 Call Warrants @ Eur 8.00 (ratio: 1 warrant / 1 ordinary share)

Amount bought	Amount sold	Price per unit (Eur)
325		0.77
	650	0.77
	6,000	0.78

(3)	Resultant total of the same class owned or controlled
(and percentage of class)

Ordinary Shares
Net position: long : 94,388,655 (2.0052%)
Long position: 94,388,655
Short position:

17 Sept 04 Futures Contracts
Net position: short 44,055
Long position: 0
Short position: 44,055

17 Dec 04 Futures Contracts
Net position: short 6,958
Long position:
Short position: 6,958

DISCLOSURE UNDER RULES 8.1/8.3

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17 Jun 04 Futures Contracts
Net position: long 117,144
Long position: 117,144
Short position: 0

Options

Option	Total Balance
17 Sep 04 Call Option @ 8.00	(103)
17 Sep 04 Call Option @ 8.50	573
17 Sep 04 Call Option @ 8.75	(2.306)
17 Sep 04 Call Option @ 9.00	(342)
17 Sep 04 Call Option @ 9.25	(745)
17 Sep 04 Call Option @ 9.50	(100)
17 Sep 04 Call Option @ 9.75	2.400
17 Sep 04 Call Option @ 10.00	(150)
17 Sep 04 Call Option @ 10.50	(50)
17 Sep 04 Call Option @ 11.00	(25)
17 Sep 04 Put Option @ 6.00	(10)
17 Sep 04 Put Option @ 6.25	40
17 Sep 04 Put Option @ 6.50	(360)
17 Sep 04 Put Option @ 6.75	2.000
17 Sep 04 Put Option @ 7.50	950
17 Sep 04 Put Option @ 8.00	(4.075)
17 Sep 04 Put Option @ 8.25	(1.263)
17 Sep 04 Put Option @ 8.50	(333)
17 Sep 04 Put Option @ 8.75	(695)
17 Sep 04 Put Option @ 9.00	(180)
17 Dec 04 Call Option @ 7.50	3.060
17 Dec 04 Call Option @ 8.25	(1.000)
17 Dec 04 Call Option @ 8.50	(100)
17 Dec 04 Call Option @ 9.00	(68)
17 Dec 04 Call Option @ 9.25	(1.800)
17 Dec 04 Call Option @ 9.50	55
17 Dec 04 Call Option @ 9.75	5.000
17 Dec 04 Call Option @ 10.00	(5.000)
17 Dec 04 Put Option @ 7.00	(5.000)
17 Dec 04 Put Option @ 7.50	(200)
17 Dec 04 Put Option @ 7.75	(5.512)
17 Dec 04 Put Option @ 8.00	(8)
17 Dec 04 Put Option @ 8.25	474
17 Dec 04 Put Option @ 8.50	(20)
17 Dec 04 Put Option @ 8.75	1.470
17 Dec 04 Put Option @ 9.00	5.040
17 Dec 04 Put Option @ 9.25	(2.500)
17 Mar 05 Put Option @ 8.25	8
17 Mar 05 Put Option @ 8.50	825
17 Jun 05 Put Option @ 7.25	0
17 Jun 05 Put Option @ 8.00	25
17 Jun 05 Put Option @ 8.75	30
17 Jun 05 Put Option @ 9.00	224
17 Dec 05 Call Option @ 8.75	208
17 Dec 05 Put Option @ 7.75	(224)
17 Mar 05 Call Option @ 8.50	(400)
18 Dec 06 Put Option @ 7.50	0

DISCLOSURE UNDER RULES 8.1/8.3

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Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	Put	17/12/2004	1,00	500.000

8	Put	17/12/2004	1,00	500.000

9	Put	17/12/2004	1,00	494.100

6	Call	17/12/2004	1,00	570.750

7	Call	17/12/2004	1,00	921.873

8,5	Call	17/12/2004	1,00	684.573

9,5	Call	17/12/2004	1,00	67.330

10	Call	17/12/2004	1,00	469.116

5	Put	18/03/2005	1,00	2.978.600

8,5	Put	18/03/2005	1,00	499.000

9,5	Put	18/03/2005	1,00	500.000

10	Put	18/03/2005	1,00	500.000

8	Call	18/03/2005	1,00	593.384

8,5	Call	18/03/2005	1,00	2.998.000

9	Call	18/03/2005	1,00	559.239

9,5	Call	18/03/2005	1,00	2.975.500

10	Call	18/03/2005	1,00	2.959.400

10,5	Call	18/03/2005	1,00	444.650

11	Call	18/03/2005	1,00	620.569

5,5	Put	17/06/2005	1,00	3.000.000

10,5	Call	17/06/2005	1,00	3.000.000

11	Call	17/06/2005	1,00	2.997.500

12	Call	17/06/2005	1,00	3.000.000

12,5	Call	17/06/2005	1,00	3.000.000

7	Put	16/12/2005	1,00	1.500.000

8	Put	16/12/2005	1,00	1.498.330

11	Call	16/12/2005	1,00	1.480.300

12	Call	16/12/2005	1,00	1.493.937

13	Call	16/12/2005	1,00	1.500.000

DISCLOSURE UNDER RULES 8.1/8.3

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Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry date	Opening Strike Price (Eur.)	Long/ Short	Underlying quantity	Date Opened
Banco Santander Central Hispano, S.A.	22-Sep-04	9.8781	long	21,349,000	20-May-02
Banco Santander Central Hispano, S.A.	22-Sep-04	7.7339	long	4,305,000	24-Sep-03
IBEX-35 (of which Banco Santander Central Hispano, S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04

Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)				NO

DISCLOSURE UNDER RULES 8.1/8.3

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Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore
Julio Soto Lombardero

(Also print name of signatory)
Emiliano H. Muratore
Julio Soto Lombardero

Telephone and Extension number
+(34) 912-893-270
+(34) 912-893-288

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

DISCLOSURE UNDER RULES 8.1/8.3

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DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:–

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

DISCLOSURE UNDER RULES 8.1/8.3

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Item 3

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. informs that the company Pereda Gestión, S.A. – belonging to the Santander Group – has conducted the following trades on shares of Banco Santander Central Hispano, S.A. on September 13 and 14, 2004:

Date	Security	Buy / Sell	No of shares	Price (in Euros)

13/09/2004	SAN.MC	S	151,000	8.2300
13/09/2004	SAN.MC	S	144,000	8.2400
13/09/2004	SAN.MC	S	277,000	8.2500
13/09/2004	SAN.MC	S	870,000	8.2600
13/09/2004	SAN.MC	S	230,000	8.2700
13/09/2004	SAN.MC	S	188,829	8.2800
13/09/2004	SAN.MC	S	240,971	8.2900
13/09/2004	SAN.MC	S	10,200	8.3000
14/09/2004	SAN.MC	B	100,000	8.2200
14/09/2004	SAN.MC	B	215,000	8.2300
14/09/2004	SAN.MC	B	210,000	8.2400
14/09/2004	SAN.MC	B	494,700	8.2500
14/09/2004	SAN.MC	S	631,300	8.2300
14/09/2004	SAN.MC	S	254,400	8.2400
14/09/2004	SAN.MC	S	124,000	8.2500
14/09/2004	SAN.MC	S	10,000	8.2600

Disclosure of the dealings described above is being made by Banco Santander Central Hispano, S.A. pursuant to rule 8 of the City Code on Takeovers and Mergers.

Madrid, September 15, 2004

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Item 4

MATERIAL FACT

Banco Santander is pleased to announce that the European Commission has today granted an unconditional clearance under the EC Merger Regulation for Banco Santander’s recommended acquisition of Abbey National plc (“Abbey”). This clearance, together with the clearance given by the US Federal Trade Commission on 3 September, means that all antitrust consents for the acquisition have now been obtained.

Emilio Botín, Chairman of Banco Santander, said: “I am delighted to confirm that our recommended acquisition of Abbey has received regulatory approval from the European Commission today, as we have always remained confident it would. This is an important step forward in the process and it paves the way for the expected completion of our offer in the first half of November. We are fulfilling our commitment to provide value, certainty and immediacy for Abbey shareholders.”

.

Madrid, September 15, 2004

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Item 5

OTHER COMMUNICATIONS

Banco Santander today announces further progress in its recommended acquisition of Abbey. The Scheme Document is expected to be posted to Abbey shareholders on Friday, 17 September 2004 and the Abbey EGM and Court Meeting are scheduled to be held at Wembley Conference Centre from 11.00 a.m. on Thursday, 14 October 2004. The Acquisition is expected to complete on Friday, 12 November 2004.

Banco Santander also announces that it will hold an analyst presentation today at which key members of Banco Santander’s global management team will provide an overview of Banco Santander and its experience in retail banking. In addition, Banco Santander will also update analysts on the following issues relating to the Acquisition:

1.	Summary expected timetable of principal events

2.	Special arrangements for Abbey shareholders, including a free share dealing facility, London listing and the ability to receive dividends in sterling

3.	Financial benefits of the Acquisition, including further details of the cost synergies that Santander believes it can deliver and an increase in the previously announced level of expected revenue synergies

4.	Capital raising exercises by Banco Santander and details of impact on Group capital ratios

5.	Santander’s future strategy regarding Abbey

6.	Tax on dividends

Further details on the matters referred to in this announcement will be provided in the formal Scheme Document which is being posted to Abbey shareholders later this week.

1.      Summary Expected Timetable of Principal Events

Event	Date (2004)

Scheme Document posted	17 September

Court Meeting; Abbey EGM	14 October

Banco Santander General Shareholders Meeting – first/second call	20/21 October

Court Hearings (to sanction the Scheme and confirm the reduction of capital)	8/11 November(1)

Expected date of completion of the Acquisition (Effective Date)	12 November(1)

Dealings in New Banco Santander Shares on the market of Bolsas de Valores expected to commence	16 November(1)

(1) These dates are indicative only and will depend, amongst other things, on the dates on which the Court actually sanctions the Scheme and confirms the associated reduction of capital.

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2.      Special Arrangements for Abbey Shareholders

Banco Santander will make various arrangements for the benefit of certain Abbey Shareholders to make it easier for them to hold New Banco Santander Shares and to deal in them in the future, if the Acquisition is successfully completed.

First, following completion of the Acquisition, former Abbey Shareholders will have the ability to receive Banco Santander dividends converted into sterling, rather than in euro. In common with all Banco Santander Shareholders, former Abbey Shareholders will receive their dividend payments every quarter.

In addition, Banco Santander intends to seek a secondary listing for Banco Santander’s Shares on the London Stock Exchange as soon as practicable following completion of the Acquisition. This secondary listing will provide shareholders with a stock market quotation for Banco Santander Shares in sterling. Banco Santander currently expects this listing to be obtained in the first half of 2005.

Finally, Banco Santander will provide a free share dealing facility to certain Abbey Shareholders who hold 2,000 or fewer Abbey Shares on the Effective Date and are resident in the UK. This facility will be available from the completion of the Acquisition until the later of 4.00pm on the date that is six months from the Effective Date or the date on which the Banco Santander Shares are listed on the London Stock Exchange. Under this facility eligible former Abbey Shareholders will be able to sell all (but not part only) of the New Banco Santander Shares they receive under the terms of the Acquisition without incurring any charges (including dealing charges, settlement charges and foreign exchange commissions) and will receive the sale proceeds in sterling. Abbey Shareholders will be invited to request a dealing facility information pack when they return their proxy cards for the Abbey EGM to consider the Scheme. This dealing facility will not be available through Abbey branches.

3.      Financial Benefits of the Acquisition

The Banco Santander board believes that the combination of Banco Santander and Abbey will create substantial value through both cost reduction and revenue benefits. Banco Santander will today present further details of the costs savings it believes it can achieve and an increase in the previously announced level of expected revenue benefits.

Cost savings

Abbey’s management is mid-way through implementation of a restructuring plan. Abbey has sold the vast majority of its higher risk, wholesale assets in its Portfolio Business Unit and has lowered the risk profile of its insurance business. However, in the view of the Banco Santander board, Abbey Personal Financial Services’ expense base remains high relative to its peers. As previously announced on 26 July 2004, Banco Santander believes that it can deliver, through the application of Banco Santander’s skills and technology, additional efficiency cost savings amounting to €450 million per annum, within three years following completion of the transaction. In particular, it expects to be able to deliver €150 million of run-rate cost savings in the first full year, €300 million in the second year and €450 million in the third year.

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To achieve its targets for cost savings in 2005 and 2006 (Short Term Tactical Initiatives), Banco Santander has identified 28 specific cost saving initiatives in the following key areas:

IT (€128 million) – Banco Santander believes that significant IT scale benefits can be achieved through the application to Abbey of common management principles and technology platforms. Banco Santander has identified ten separate IT-related initiatives which would be implemented as part of the short term cost reduction programme, prior to the efficiency gains expected to be realised following implementation of Banco Santander’s “Partenon” core banking system (see below). These initiatives will include applying IT management practices and tools already used in Banco Santander’s existing operations, and reducing or stopping investment in projects and processes that will not be aligned with the new IT strategy. Banco Santander also believes that the Banco Santander group as enlarged by the acquisition of Abbey (the “Enlarged Banco Santander Group”) will be able to secure purchasing benefits, such as more favourable contractual terms, based on its already negotiated agreements with global IT providers and greater economies of scale.

Customer Operations (€83 million) – Banco Santander has identified five customer operations related initiatives which would be implemented as part of the short term cost reduction programme. Intended cost savings in this area include accelerating Abbey’s existing plans to downsize UK sites dealing with back office functions and revisiting the current outsourcing arrangements.

Sales (€45 million) – Since Banco Santander has practically no UK presence and no UK branch network, the acquisition of Abbey will not give rise to branch duplication. Banco Santander is rather seeking to protect and grow customer-facing areas. Despite this, Banco Santander believes that it will be able to achieve cost savings by increasing the productivity of Abbey’s branches, concentrating and eliminating administrative workload from the branch offices, increasing efficiency in electronic distribution and increasing the productivity of outbound call centre resources.

Other Areas (€45 million) – Based on its experience of acquiring other retail banks elsewhere in Europe and also in Latin America, Banco Santander has identified a number of further opportunities for cost savings, mainly in connection with central function optimisation, business unit integration and the realignment of business unit resources. These opportunities include a reduction in corporate functions that will not be required once Abbey ceases to be an independent, listed company.

The cost savings that are expected to start to materialise from 2007 onwards will be based primarily on a thorough re-engineering of Abbey’s core systems and processes through the implementation of Banco Santander’s Partenon core banking system, and will imply significant reductions in the size of middle and back office processing areas, improved productivity in branches and improved use of IT infrastructure. Banco Santander estimates that €150 million of cost savings can be derived in 2007 from this initiative. This is in addition to the €300 million of run-rate cost savings expected to arise from the Short Term Tactical Initiatives.

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Banco Santander has introduced a similar efficiency programme in Spain that has led to and will continue to result in cost savings in these areas. Banco Santander has also successfully transferred the skills developed during this efficiency programme across national borders to the business in Portugal, with local management implementing these cost savings.

The implementation of the Partenon system will provide additional cost reduction opportunities over the medium term, including:

•	Productivity gains in the delivery of end-user applications and a reduction in outsourcing and staffing levels;

•	Real time straight-through processing, greatly simplifying operational tasks such as opening, maintaining and closing accounts or unsecured credit scoring; and

•	Benefits arising from a new branch teller system expected to improve teller productivity significantly in areas such as alerts, end-of-day closing and controlling errors and to provide opportunities to speed up customer transactions.

In order to achieve these synergies, Banco Santander expects to incur one-off restructuring and investment charges of around €680 million over the three-year period following completion of the Acquisition with approximately €315 million set aside for the delivery of strategic cost savings, approximately €200 million to cover the Short Term Tactical Initiatives and the remainder reflecting contingency planning.

Although Banco Santander believes that the combination of Banco Santander and Abbey can provide enhanced opportunities for employees generally, there will inevitably be some headcount reduction as a result of these initiatives. In order to implement Banco Santander’s plans for Abbey and achieve the stated run-rate cost savings of €450 million in the third year following completion of the transaction, Banco Santander envisages a reduction in the overall number of jobs at Abbey in the order of 3,000. Banco Santander estimates the cost associated with 3,000 redundancies to be approximately €90 million. Banco Santander would, however, make every effort to achieve the reduction in jobs through natural attrition, avoiding where possible compulsory redundancies and, hence, in practice would hope to incur lower redundancy costs. Representatives of Abbey’s recognised trade union will be consulted in relation to proposed redundancies.

The expected cost savings have been estimated on the basis of Abbey’s existing costs, operating structures and business volumes and by reference to current prices, exchange rates and economic conditions and the current regulatory environment.

Revenue synergies

Following additional analysis, Banco Santander has increased its estimate of the revenue synergies arising from the combination of Banco Santander and Abbey. These synergies, which are described below, are now expected to produce approximately €220 million of earnings before tax by 2007.

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Banco Santander expects to generate substantial revenue synergies by accelerating the development of Abbey’s underleveraged franchise. Banco Santander management believes that the volume of Abbey products per customer is well below many of its UK peers and that it can generate significant incremental revenue by:

•	Increasing its branch-based sales volumes while maintaining its existing business volume through financial intermediaries. This initiative will facilitate opportunities for the cross-selling of life insurance and general insurance products in particular to customers that acquire their mortgages through branches; and

•	Developing the consumer lending and small-to-medium enterprises (“SME”) from Abbey’s portfolio of mortgage customers.

Banco Santander has designed several specific plans aimed to deliver its targeted revenue synergies. Banco Santander believes it can introduce more competitive products in terms of design and value for customers. Banco Santander will endeavour to develop direct marketing campaigns that focus on specific products related to Abbey’s core mortgage lending operation. Banco Santander intends to retrain staff to permit a switch of headcount from the back to the front office where appropriate and to change the balance of staff remuneration to include a higher variable element. In addition, Banco Santander intends to introduce superior IT systems that allow faster loan decisions and more sophisticated customer targeting, based on predictive analysis of the propensity to buy additional products.

Banco Santander believes that the estimated contribution to profit before tax from revenue benefits will occur in the following key areas:

Protection insurance (€29 million) and General Insurance (€45 million)– Banco Santander believes that by increasing the volume of mortgages sold through direct channels (particularly the branch network), it will be able to benefit from a higher take-up rate of insurance products, particularly protection insurance, home insurance and credit insurance, during the mortgage sale process.

Consumer loans (€83 million)– Banco Santander has considerable experience in providing consumer finance both through its branch network and through indirect channels. Banco Santander will implement improved incentive systems and training for staff coupled with more rapid credit scoring systems. Banco Santander believes these initiatives together with Banco Santander’s successful sales culture will better position Abbey to increase the penetration of its customer base and increase average loan balances.

Small-to-medium Enterprises (€63 million)– Abbey’s market share in the SME market is relatively low compared to the size of its branch network and existing banking relationships. Banco Santander intends to focus on increasing sales of SME products in the next three years by targeting principally the SME smaller-scale segment i.e. self-employed and micro-employed and micro companies rather than large-sized SMEs. It intends to leverage its existing mortgage and other relationships with such customers and offer them attractive terms on SME tailored products.

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Both the revenue synergies and cost savings are based upon sterling denominated estimates made under UK GAAP which, for the purposes of this document, have been translated into Euros at €1.50545:£1.

The revenue synergies expected by Banco Santander have been estimated on the basis of Abbey’s 2003 revenues, operating structures and business volumes and by reference to current prices, exchange rates and economic conditions and the current regulatory environment.

Financial effects

Banco Santander expects that the Acquisition will be accretive to Banco Santander’s earnings per share including cost and revenue synergies and share repurchases (before exceptional items) from 2006(2).

(2) The statements in this announcement regarding the financial benefits of the Acquisition and as to financial accretion are not intended to mean that Banco Santander’s future earnings or earnings per share for any period will necessarily exceed or match those of any prior year. The foregoing statements as to expected financial accretion and revenue and cost synergies constitute forward looking statements, which are subject to uncertainties and changes in circumstances. Nothing in this announcement should be construed as a profit forecast.

Banco Santander anticipates that the Banco Santander Group, when combined with the Abbey Group on completion of the Acquisition (the “Enlarged Banco Santander Group”), will experience a reduction of its overall cost of capital through an improved globally balanced business mix.

4.      Capital Raising Exercises from Banco Santander and Impact on Enlarged Banco Santander Group Capital Ratios

Banco Santander anticipates adjustments to its core capital of around €2.1 billion, including outstanding pension fund liabilities, balance sheet mark-to-market, a reduction in the insurance carrying value and €555 million derived from the impact of the special dividend of 25 pence per share payable by Abbey upon completion of the Acquisition to its shareholders on the register of members at the relevant dividend record time. On a combined basis for Banco Santander’s first half 2004 capital ratios, adjusted for the capital changes and the sale of 79 million ordinary shares in The Royal Bank of Scotland Group plc (“RBS”) as publicly announced on 9 September 2004, the core capital ratio would decrease from 6.7 per cent. to 6.1 per cent..

The table below shows the impact of the transaction on the capital ratios of the Enlarged Banco Santander Group as at 30 June 2004, after the adjustments and impact of the special dividend of 25 pence referred to above and including the effect of (a) the preference share issues and redemptions by Banco Santander outlined below and (b) the sale by Banco Santander of 79 million of its holding of ordinary shares in RBS.

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Impact on Enlarged Banco Santander Group Capital Ratios(3)(4)

€bn	Banco Santander (June 04)	Capital Adjustments(5)	Banco Santander (June 04 adjusted)	Abbey (June 04)	Adjustments	Special Dividend(6)	Enlarged Banco Santander Group
Risk Weighted Assets (“RWA”)	217.1	0.1	217.2	86.7	—	—	303.9
Core Capital	13.8	0.7	14.5	6.5	(2.1)	(0.6)	18.4
Core Capital (% of RWA)	6.4	—	6.7	7.5	—	—	6.1
Tier 1 Capital	17.6	0.8	18.5	9.5	(2.1)	(0.6)	25.3
Tier 1 Capital (% of RWA)	8.1	—	8.5	10.9	—	—	8.3	(7)
Tier 2 Capital	8.6	1.2	9.9	2.3	0.7 (8)	—	12.8
Total Tier 1 and Tier 2
Capital	26.3	2.1	28.3	11.7	(1.4)	(0.6)	38.1
Total Capital (% of RWA)	12.1	—	13.0	13.5	—	—	12.5	(7)

(3) Figures relating to Banco Santander are prepared on the basis of Spanish generally accepted accounting principles and relating to Abbey are prepared on the basis of generally accepted accounting principles in the UK. Sterling figures have been converted to euros at an exchange rate of £1 = €1.50545.

(4) Assumes that the €750 million of preference shares referred to in the section headed “Preference share issue” below have been issued.

(5) It is assumed that profits from the sale by Banco Santander of 79 million ordinary shares in RBS on 9 September 2004 will qualify as core capital. It is possible, however, that such profits will not qualify as core capital. The effect of this on the pro forma core capital and Total Capital ratios of the Enlarged Banco Santander Group contained in the above table would be to reduce them from 6.1 per cent. and 12.5 per cent. to 5.9 per cent. and 12.4 per cent., respectively.

(6) Excludes 6 pence for dividend differential.

(7) The effect of the capital issuances referred to below on the pro forma Tier 1 and Total Capital ratios of the Enlarged Banco Santander Group will be to increase them from 8.3 per cent. and 12.5 per cent. to 8.5 per cent. (assuming €500 million of the preference shares referred to in the section headed “Planned capital raising” below are issued) and 13.1 per cent., respectively.

(8) Investments in financial institutions in excess of 10 per cent. of total capital are deducted from total capital. The increase in Tier 2 (after deductions) is a result of lower deductions owing to the increase in Banco Santander’s total capital following the acquisition of Abbey.

Preference share issue

On 8 September 2004, Banco Santander announced the filing of a prospectus on 7 September 2004 with the Comisión Nacional del Mercado de Valores (the Spanish securities regulator) relating to the proposed issuance of €500 million of preference shares. The value of shares to be issued may be increased to up to €750 million at the issuer’s discretion. The issue, which will be guaranteed by Banco Santander, will be made by Santander Finance Capital, S.A. Unipersonal, which is a wholly owned subsidiary of Banco Santander. The preference shares will be exclusively offered to Spanish domiciled retail investors.

Banco Santander intends to use the proceeds raised through this capital placement for general operational purposes. The issue forms part of Banco Santander’s overall capital structure and cost management strategy, aimed at creating a more efficient capital base.

During July 2004, Banco Santander redeemed €1,000 million of outstanding preference shares (BSCH Finance Limited Serie O) and issued €750 million of new preference shares (Santander Finance Capital, S.A. Unipersonal Serie III) both qualifying as Tier 1 Capital. In addition, on 1 September 2004 Banco Santander redeemed a further €332 million of outstanding preference shares (BSCH Finance Limited Serie P) qualifying as Tier 1 Capital.

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Planned capital raising

Banco Santander is currently planning to undertake a Tier I €500 million preference share issue and a Lower Tier II €1 billion subordinated debt issue, both of which are to be issued by wholly owned subsidiaries of, and guaranteed by, Banco Santander. It is possible that the issuer will be able to increase the value of the Tier I issue to up to €750 million. It is proposed that the Tier I issue will be listed on one or more of the stock exchanges of Luxembourg, Amsterdam and Frankfurt. The Lower Tier II issue is expected to be listed on the Luxembourg Stock Exchange only. It is expected that any such listings take place before the end of October this year. The Lower Tier II issue was launched on 9 September 2004 and has a payment date of 30 September 2004. The effect of these capital issuances on the pro forma Tier 1 and Total Capital ratios of the Enlarged Banco Santander Group contained in the table above will be to increase them from 8.3 per cent. and 12.5 per cent., to 8.5 per cent. (assuming €500 million of preference shares are issued) and 13.1 per cent., respectively.

5.      Santander’s Future Strategy Regarding Abbey

Banco Santander aims to create a well-diversified international retail bank through the combination with Abbey and aims to build on Abbey’s heritage in the UK market by retaining and supporting its brand and leveraging its franchise.

Banco Santander will bring additional products and resources to leverage Abbey’s franchise drawing on its experience and track record of achieving growth in a variety of markets and cultures. The scale and combined expertise of the Enlarged Banco Santander Group is expected to position Abbey to compete effectively by offering improved products and services to its customers. The Banco Santander board also believes that the Acquisition will create benefits for Abbey’s customers and will create value for both Banco Santander and Abbey shareholders through improvements in Abbey’s customer offering and implementation of the technology-based efficiency programmes referred to above.

Banco Santander believes that any flowback associated with the transaction will be manageable and that any forced selling by institutional shareholders will be mitigated by technical demand from European and international index trackers, short-covering by hedge funds and additional demand from long term value investors. Banco Santander expects that, following completion of the Acquisition, former Abbey Shareholders will own a significant proportion of the enlarged issued share capital of Banco Santander and will benefit from the continued turnaround of Abbey’s business as well as the realisation of expected synergies.

6.      Tax on Dividends

The tax treatment of dividends from UK and overseas companies is different and there are likely to be some tax implications for Abbey shareholders receiving dividends on their New Banco Santander Shares going forward. Abbey and Banco Santander are investigating possible ways of mitigating the impact of Spanish withholding tax on dividends from a Spanish company and the different UK tax treatment which applies to the receipt of a dividend from a UK company and a dividend from a Spanish company.

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In evaluating the overall attractiveness of holding the New Banco Santander Shares, Abbey shareholders should consider Banco Santander’s track record in terms of dividend growth and total shareholder returns. Between 1994 and 2003, the compound annual dividend growth in euro and Spanish pesetas for a Banco Santander Share was more than 10 per cent. per annum. This dividend growth combined with the share price appreciation over the same period means that Banco Santander Shareholders who bought shares at the end of 1994 and held them until the end of 2003, received an accumulated return of 377 per cent.. (9)

(9) The foregoing statements as to historical performance are not intended to mean that Banco Santander’s future performance will necessarily exceed or match any prior year.

Further details on the matters referred to in this announcement will be provided in the formal Scheme Document which is being posted to Abbey Shareholders later this week.

Today’s analyst presentation will be held at Goldman Sachs International, Rivercourt Building, 120 Fleet Street, London EC4A 2BB at 9.30 a.m. The presentation will be broadcast via a live webcast available at http://www.gruposantander.com and there will be a dial-in conference call facility on + 44 (0) 207 098 0704.

Madrid, September 15, 2004

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: September 16, 2004	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President